Exhibit 99.(d)(2)

SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

between

THE VICTORY INSTITUTIONAL FUNDS

and

VICTORY CAPITAL MANAGEMENT INC. (the “Adviser”)

Dated August 2. 2004

Name of Fund	Fee*	Last Approved	Must Be Approved By

Institutional Diversified Stock Fund	0.50%	December 29, 2012	December 31, 2013

Current as of December 29, 2012

THE VICTORY INSTITUTIONAL FUNDS

By:	/s/ Christopher K. Dyer
Christopher K. Dyer
Secretary

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael Policarpo
Michael Policarpo
Senior Managing Director

*Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.